Filed by Heritage Financial Corporation
Commission File No:  000-29480
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Premier Commercial Bancorp

 [PREMIER COMMERCIAL BANCORP LETTERHEAD]
March 19, 2018
Dear Shareholder,
The Board of Directors of Premier Commercial Bancorp ("Premier") is pleased to advise you that it has approved a definitive agreement dated March 8, 2018 with Heritage Financial Corporation, Olympia, Washington ("Heritage"), whereby (i) Premier will merge with and into Heritage (the "Merger") with Heritage as the surviving entity and (ii) Premier Community Bank, the wholly owned subsidiary of Premier, will merge with and into Heritage Bank, the wholly owned subsidiary of Heritage, with Heritage Bank as the surviving entity. The terms of the Merger call for you to receive 0.4863 shares of Heritage common stock in exchange for each share of Premier common stock that you own of record.
Heritage Financial Corporation is the holding company of Heritage Bank, headquartered in Olympia, Washington, with $4.1 billion in total assets as of December 31, 2017. Heritage Bank operates 60 full-service branches in Washington and Oregon. The combination of Premier Community Bank and Heritage Bank will provide our customers with an expanded and robust range of products and services as well as enhanced opportunities for our employees.
The Merger enables our shareholders to receive a premium on their investment and the liquidity of a publicly traded stock. Your Board of Directors carefully considered our available alternatives as well as potential future opportunities that might become available. As a small community bank in today's challenging environment, your Board concluded that our best option is to partner with Heritage, a larger bank with a similar culture and enhanced prospects. The banking philosophy that Heritage shares with us will enable the merged company to not only maintain but to enhance our commitment to provide a high level of personal service.
The Merger is subject to customary approvals from regulators and our shareholders and is expected to close in the third quarter of this year. Due to this pending Merger, we will not hold our routine annual shareholder meeting in late April as done in prior years, but instead in the weeks ahead you will receive a detailed proxy statement/prospectus which will describe the proposed Merger, give you additional information concerning Heritage and the proposed Merger, and notify you of the date for our shareholder meeting to vote on the Merger.
Enclosed is a copy of the joint news announcement regarding the Merger. Please feel free to call us directly with any questions. We sincerely appreciate your loyal support.
Sincerely,

/s/Rick A. Roby	/s/Donald B. Kane

Rick A. Roby	Donald B. Kane
President & CEO	Chairman

Enclosure

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Heritage and Premier. In connection with the proposed merger, Heritage will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Premier and a prospectus of Heritage. Heritage also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Premier's shareholders seeking the required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, shareholders  of Premier are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents will also be available free of charge by accessing Heritage's website at www.hf-wa.com under the tab "Investor Relations" and then under "SEC filings." Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Secretary, 201 Fifth Avenue S.W., Olympia, WA 98501 or by calling (360) 943-1500, or from Premier, upon written request to Premier Commercial Bancorp, Attn: Rick A. Roby, 314 East Main Street, Hillsboro Oregon 97123 or by calling Rick Roby at Premier at (503) 693-7500.

Heritage, Premier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Premier shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of Heritage may be found in the definitive proxy statement for Heritage's 2017 annual meeting of shareholders, as filed with the SEC by Heritage on March 23, 2017. Information regarding the directors and executive officers of Premier will be included in the definitive proxy statement/prospectus for Premier's special meeting of shareholders, which will be filed by Heritage with the SEC.  Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed merger transaction filed with the SEC as part of the registration statement on Form S-4 when it becomes available. The described documents can be obtained free of charge from the sources indicated above.